UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                 (Amendment No. 7)*

                                Lindberg Corporation
                                  (Name of Issuer)

                            Common Stock, $2.50 Par Value
                           (Title of Class of Securities)

                                    5351-71-10-2
                                   (CUSIP Number)

                       Randy A. Bridgeman, Bell, Boyd & Lloyd
                         70 West Madison Street, Suite 3300
                               Chicago, Illinois 60602
                                 Tel: (312) 372-1121
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  February 27, 1998
               (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

  SCHEDULE 13D
  CUSIP No.    5351-71-10-2
  PAGE 2 of 4 Pages

  1    NAME OF REPORTING PERSON:  George H. Bodeen
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
            a ( ) b ( )
  3    SEC USE ONLY
  4    SOURCE OF FUNDS:  Not applicable
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
  7    SOLE VOTING POWER:           80,750
  8    SHARED VOTING POWER:        119,914
  9    SOLE DISPOSITIVE POWER:     161,864
  10   SHARED DISPOSITIVE POWER:    38,800
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 212,164
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES: (X)
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.4%
  14   TYPE OF REPORTING PERSON:  IN

  PAGE 3 of 4 Pages

       There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission under cover of Schedule 13D, Amendment No. 4, except as indicated below:

  Item 5.  Interest in Securities of the Issuer.

       (a) At March 10, 1998:
           Aggregate number of securities beneficially owned: 212,164* (including 11,500 shares subject to immediately exercisable options)
           Percentage of Class: 4.4% (based on 4,845,481 shares outstanding at March 10, 1998 and 11,500 shares subject to immediately exercisable options)

       (b) Number of shares as to which such person has:
           (i)    sole voting power: 80,750
           (ii)   shared voting power: 119,914**
           (iii)  sole dispositive power: 161,864***
           (iv)   shared dispositive power: 38,800****

  * Excludes 417,176 shares owned by Mr. Bodeen's wife. Includes 75,750 shares held directly, 5,000 shares held by Mr. Bodeen's retirement trust of which he is the sole trustee, 81,114 shares held by trusts created by the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased, and 38,800 shares held by a family charitable foundation of which Mr. Bodeen is a co-trustee.

  ** Power to vote over 81,114 shares is shared between Bank of America Illinois and Mr. Bodeen, as co-trustees of trusts created under the will of Mr. Bodeen's father-in-law, Leroy A. Lindberg, deceased, and power to vote over 38,800 shares is shared with Mr. Bodeen's wife as co-trustees of a family charitable foundation.

  *** Mr. Bodeen has sole dispositive power over 80,750 shares held for his own account and 81,114 shares held as co-trustee of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased.

  **** Mr. Bodeen shares dispositive power over 38,800 shares held by a family charitable foundation of which Mr. Bodeen is a co-trustee.

       (c) The reporting persons have effected the following transactions in the last 60 days:

                  Amount Sold or                          Type of
        Date       Transferred       Price              Transaction
      --------     -----------     ---------        -------------------
      12/18/96       20,000            N/A            Gift of shares by spouse
                                                      to family foundation
      02/06/97       20,000            N/A            Gift of shares by spouse
                                                      to family foundation
      10/31/97        1,200          $14.25           Open market sale by
                                                      family foundation
      02/17/98       42,553            N/A            Transfer of shares from
                                                      account of trust to
                                                      account of beneficiary
      02/17/98       42,553            N/A            Transfer of shares from
                                                      account of trust to
                                                      account of beneficiary
      02/27/98       42,875            N/A            Transfer of shares from
                                                      account of Estate of
                                                      S. Lindberg to beneficiary
      02/27/98       42,876            N/A            Transfer of shares from
                                                      account of Estate of
                                                      S. Lindberg to beneficiary


       (e) This statement is being filed to report the fact that, as of the date of this statement, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

  PAGE 4 of 4 Pages

                                      Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

  Dated: March 31, 1998                  /s/ George H. Bodeen
                                         ------------------------
                                         George H. Bodeen